Vance, Higley & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL: ron@vancelaw.us
EMAIL: brian@vancelaw.us

January 23, 2018

Ms. Irene Paik

Ms. Erin Jaskot

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

Washington, DC 20549

Re:	Creative Medical Technology Holdings, Inc.

Preliinary Information Statement on Schedule 14C

Filed January 12, 2018

File No. 000-53500

Dear Ms. Paik and Ms. Jaskot:

We are in receipt of your letter dated January 19, 2018, setting forth certain comments to the PRE 14C Information Statement filed on January 12, 2018 by Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information:

Preliminary Information Statement on Schedule 14C filed January 12, 2018

Amendment to the Articles of Incorporation to Increase Authorizes Shares of Common Stock from 600,000,000 to 3,000,000,000

Outstanding Shares and Purpose of the Amendment, page 3

1.	We note your disclosure that you have entered into a series of financing transactions that require you to maintain a reserve of shares for conversions of outstanding debt which are at multiples based on your issued and outstanding shares of common stock. Please expand your disclosure to provide (i) the amount of the newly authorized shares of common stock that will be issued as a result of conversions of your outstanding debt, (ii) the amount of newly authorized shares of common stock that are required to be held in reserve under your financing agreements and (iii) the general effect of the issuance of the shares of common stock as a result of conversions of your outstanding debt upon the rights of existing security holders. Refer to Item 11(c) and (d) and Note A of Schedule 14A.

RESPONSE: On January 23, 2018, the Company filed Amendment No. 1 to the PRE 14C Information Statement which added disclosure to page 3 of the PRE 14C Information Statement under the header on Page 3, “Outstanding Shares and Purpose of the Amendment” which includes disclosure of each of the notes and their terms which are the reason for the corporate action. Under the header, “Effects of the Increase in Authorized Common Stock” additional disclosure was added to reference both the effects on common stock of an increase in authorized and debt conversions.

In addition to the revision referenced above, the PRE 14C Information Statement has also been amended to update the filing to add disclosure regarding the creation of the Series A Preferred Stock and the issuance of 3,000,000 shares of Series A Preferred Stock.

We hereby acknowledge the following on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley

cc:	Timothy Warbington, CEO

Donald Dickerson, CFO